MOONPRENEUR

Igniting Sparks of Innovation

Building Innovators & Entrepreneurs of the Future



Alok Jain
Cofounder/CEO, Moonpreneur
(Ex Cofounder/CEO eZdia & Realtycohost
Ex. Walmart/eBay An IIT-B Alumnus)
A Sillicon Valley Company

Innovation & Entrepreneurship is not taught in K12 Education

- Future of work and college admissions are changing, and the current K12 education system is not keeping up

- Students don't realize their passion till university or even later

- Over 80% educator agree that their key concern is how to ignite interest among students



K12 EDUCATION
INNOVATION
ENTREPRENEURSHIP
STEM

Our Approach - Enable, Engage, Empower

Annual Subscription Program ($110/month)



Instructor-led Group Sessions
All group sessions are led by one of the finest industry-certified professionals to ensure our students are ready for the future workforce



Experiential Learning
The teaching is based on experiential learning and we ensure that our students gain the practical knowledge to attain an edge over their peers



Gamification
The Innovator Program has utilized gamification as a tool to excite children into learning and mastering STEM skills, Entrepreneurship skills, and Power skills in one of the most fun manner


Technical Skills
Power Skills
Advanced Math

Providing Holistic Education by imparting Technical, Entrepreneurial, and Power Skills



Custom Learning Kits
The kits have been specifically designed to help simplify the learning process along with providing children with a hands-on learning experience.



Idea Generation, Product Building and Launching Experience
Learning and applying the knowledge onto an idea to build an innovative product to launch in the market is a journey we take with our students



Global Competition, MoonBattle
Our students test their mettle in a global competition called MoonBattle, where students group up in teams and the teamwork combined with smart brains gives birth to innovative ideas and fierce competition

Innovator Program (for 8-15yrs old) US UK

Foundation in Technology

- Programming/Coding
- Technical Skills



Prototyping

- Empathize
- Define
- Ideate
- Prototype
- Test

Go to Market (ELDP)

- Idea Generation
- Team Building
- Market Survey
- Draft Prototype
- Pitch Preparation

MOON BATTLE
CREATE THE FUTURE BE THE HERO!

- **3-5 yrs LTV**
- **Monthly Subscription $110/Month**
- **Parents pay $900+ upfront**
- **Holistic Development**

Technical Skills	Power Skills	Advance Math
Robotics | App & Game Development	Graphic Desiging	Advance Common Core Standards
Programming - C++/Phython/C#	Video Editing	Vedic Math
Embedded Programming	Team Building	Mental Math
Algorithms	Presentation & Communication Skills	
Design Thinking	Financial Literacy	

ELDP Program (for 15 - 23yrs old)

India **Colombia (L A)**

IIM KOZHIKODE LIVE

IIM KOZHIKODE

IIT GUWAHATI

IIT ROORKEE

isha VIDHYA

ISHA VIDHYA

IIMFIELD

IIM VISAKHAPATNAM

Innovator Program (for 8-15yrs old) US UK


Technical Skills
Power Skills
Advanced Math


Complexity Keeps Increasing
TIER-4
Coding (C++/Python) – Adv.
Circuits Adv - 2
Nvidia Jetson (SBC)
Servo, Stepped, Motor Drivers & Adv.
Linux, AI & ML, Algorithm, LIDAR
TIER-3
Coding (C++/Python) – Adv.
Circuits Adv - 1
Nvidia Jetson (SBC)
Motor Drivers & Sensors
TIER-2
Coding (C++/Python) – Adv.
Circuits (H-Bridge, Adv.)
Motor Drivers & Sensors
TIER-1
Coding (C++)
Circuits/Sensors
Microcontroller (Arduino)
TIER-0
Block Coding
Simple Circuits
Programming Logic
(8-10yrs old)
(10-13yrs old)
(11-15yrs old)

Summary of Our Programs

Program Name	Customer Persona	Business Model	# of Students
Innovator Program (Classroom Program)	Parents of 7-15 yrs old	Monthly ($110) or Annual Subscription ($1399) Average upfront payment: $900+ 3-5 yrs of LTV	623+ (Adding 60+ students per month)
Pre-Incubator (1:1 & Classroom)	Parents of 12-17 yrs old	Monthly Subscription (Starts at $599)	Running small pilot (A branding vehicle)
Entrepreneurship & Leadership Program (ELDP) (Large Cohort)	IIT's & IIM's (and other institutes including TiE, ISHA Vidhya etc.) incubation center, philonthropics, corporates (15-23 yrs old)	$100 - $300 per student paid by Parents/Students & philonthropist/ corporate (Marketed by Institutes)	1500+ Students (A branding vehicle)

Growth Opportunities

Innovator Program: B2C

- Continue to focus on US market, but eventually expand to UK, Canada, India, UAE, Singapore, Australia.
- Bring a hybrid (instructor led + pre-recorded) program to expand TAM in USA/ UK/Canada & Asia. Bring pre-recorded only programs to expand globally.
- Open up for partners to serve their programs.
- Expand to homeschool students in USA (3.7+ million students)
- Combine multiple tiers with pre-incubator and expand LTV from current 2-3yrs to 4-5yrs.
- Prepare high school students for jobs without a college degree (vocational + Entrepreneurial skill)
- Possible hybrid (on-premise/online) franchise network.

Innovator Program: B2B

- Work with public, charter & private school system (30 Mn students in public schools and 3 Mn in private in USA alone)
- Collaborate with institutions offering after school programs.

ELDP Program

- Expand to other IITs/IIMs (over 40), and other institutions with incubation center.
- Take this program to Africa, Latin America and other developing countries.

Product Roadmap



Marketing and Sales Platform
Release V1.0
Release V2.0 (AI and ML)
Marketing and Sales Platform (2022)
MoonBattle
Release V1.0
Release V2.0
MoonBattle - Growth Hack (community lead gen) (2022)
MoonJourney
Release V1.0
Release V2.0
MoonJourney - Student Journal (2022)
Moonfunded
Release V1.0
Release V2.0
MoonFunded - Our proprietary Crowdfunding platform (2022)
Moonpreneur's LMS
Support for Innovator Program, Mobile Devices
Advance Notifications
Parent's Dashboard, Referral, Push Notifications
Advanced Parent's Dashboard
Advanced Quiz
AI and ML imẨ plementation
AR/VR support Dashboard
2021
2022
2023
2024

Go To Market - Product/Growth Hacks

MoonBattle

- Our students build teams (using non-Moonpreneur students) and take their idea to the market

- Vehicle to involve existing students/parents into lead gen (MoonBattle is part of our curriculum)



Idea Generation



Leadership Training
(Moonpreneur Student)



Build Your Team With Non-Moonpreneurs



Pre-sessions, Pitch Preparation & more



Pitch Fest



Conversion of Non-Moonpreneur Students to Customers

MOON BATTLE
CREATE THE FUTURE BE THE HERO!

Competitive Analysis

	MOONPRENEUR Igniting Sparks of Innovation	Whitehat Jr (Byjus Future School)	Code Ninjas (USA)	Code Young	Vex/Lego Robotics
Core Offering	Innovation and Entrepreneurship	Coding only (Primarily)	Programming Only	Programming Only	Programming + Hardware
Experiential Learning	✔	✖	✖	✖	✖
Instructor Led	✔	✔	✔	✔	No
Prototyping	✔	Maybe	✔	Maybe	✔
Entrepreneurship/Soft Skills	✔	✖	✖	✖	✖
Crowdfunding	✔	✖	✖	✖	✖
Global Competition	✔ (MoonBattle)	✖	✖	✖	✔
GoToMarket experience	✔	✔	✖	✔	✖
Learning Kits	✔	✖	✖	✖	✔
Online	✔	✔	✖	✔	Hybrid
Price	$$	$$$$	$$$	$$$	Not Applicable
Profile for College Admission	✔	✖	✖	✖	✖

Children go through a full product development lifecycle while exploring & learning, designing and building prototypes and leveraging moonbattle to showcase their creation to the market in a cost efficient manner.

Monthly Revenues 2022 (Actuals & Forecast)



Revenue Total
Innovator Customer
Monthly New Innovator Customer
1000
750
500
250
0
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
January 2022
February 2022
March 2022
April 2022
May 2022
June 2022
July 2022
August 2022
September 2022
October 2022
November 2022
December 2022

Financial KPIs


Revenue
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
2020
2021
2022
2023
2024
2025

Year	2020	2021	2022	2023	2024	2025
	Actual	Actual	Actual + Forecast	Forecast	Forecast	Forecast
Total Revenue	$202,316	$463,683	$913,750	$3,926,677	$12,083,989	$30,536,499
EBITDA	-$315,969	-$1,178,472	-$1,543,540	$19,686	$2,560,559	$12,080,337
EBITDA%			-168.9%	0.5%	21.2%	39.6%


LTV/CAC
10
8
6
4
2
0
Dec, 2021
Dec, 2022
Dec, 2023
Dec, 2024
Dec, 2025

	Dec, 2021	Dec, 2022	Dec, 2023	Dec, 2024	Dec, 2025
LTV/CAC (Lifetime value/ customer acquisition cost)	1.35	3.14	4.17	6.40	10.00
	LTV 12-16 months	• Increased price in mid May. • Added advanced math (7% customers converted)"	15% customers will opt for Math & will stay for 2-3 yrs	20% customers will opt for Math & will stay for 3-4 yrs	25% customers will opt for Math & will stay for 3-4 yrs
Gross Margin	-64.56%	46.12%	64.97%	69.87%	69.9%
	Started regular batches (after initial pilot), several batches were running with 20% utilization	"improved utilization rate to ~50% preparing to scale "	continue to improve utilization rate (>60%) & some pre-recorded programs	continue to improve utilization rate (>75%) & some pre-recorded programs added	continue to improve utilization rate (>80%) & some pre-recorded programs added
LTV	$1,400	$2,200	$2,500	$3,200	$4,000

Our Programs & Pricing

	APOLLO	ARTEMIS	MOONMATH	ARTEMIS-M	APOLLO-M
Tech Sessions	✓	✓		✓	✓
Power Skills + MoonBattle	✓				✓
Common Core Math (9 months)			✓	✓	✓
Vedic/Mental Math (9 months)			✓	✓	✓
Power Skills		✓	✓	✓	
Total Weekly Time	**3hrs/week**	**2hrs/week**	**2.25hrs/week**	**3.5hrs/week**	**5hrs/week**
Program Duration	**12 months**	**9 months**	**9 months**	**9 months**	**12 months**
Monthly Pricing	$149/month	$99/month	$139/month	$199/month	$249/month
Program Pricing	$1399/year	$824/9 months	$999/9 months	$1699/9 months	$1999/9 months
Hourly Pricing	**~$9/hr**	**~$11/hr**	**~$11/hr**	**~$12/hr**	**~$8/hr**

Team



Alok Jain, CEO
(USA)
Cofounder/CEO, Moonpreneur
(Ex Cofounder/CEO eZdia &
Realtycohost Ex. Walmart/eBay
An IIT-B Alumnus)



Vishal Malhotra
COO/CTA (USA)
Ex. CTO at EQ2



Vikas Shukla
Chief Innovation Officer, (USA)
Ex. CEO Reference Design
An IIT-BHU Alumni



Sailesh Malhotra, MD
(India)
Ex. Managing Director,
Accenture

75+ Full Time Employees
(65 are in our India Office)

- Marketing & Sales : 29
- Tech & RnD : 21
- Operations & eComm: 28
  (Including 16 teachers)



Team Moonpreneur in Jaipur, India

Looking for Next Growth Capital

$1.2M Bridge Round
($25M/20% discount SAFE)

$3.5M raised so far



Planned Future Raises
Series A : $15M - $20M in Q2/Q3 2023
Series B : $35M - $50M in Q1/Q2 2025

- Multi year/tier/stages Program (long LTV)
- Gross margin ~70% by 2024
- Profitable Growth/Unit Economics
- Unique (outcome focus) Education
- Low CAC & low Churn
- $100K+ MRR

Thank you

alok.j@moonpreneur.com

MOONPRENEUR
Igniting Sparks of Innovation
www.moonpreneur.com